UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THE CONTENTS OF THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K OF VIRYANET LTD. (THE “REGISTRANT”), INCLUDING EXHIBIT 99.1 HERETO (BUT EXCLUDING ANY QUOTES OF MEMBERS OF THE REGISTRANT’S MANAGEMENT APPEARING THEREIN), ARE HEREBY INCORPORATED BY REFERENCE IN THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (SEC FILE NO. 333-146265) AND FORMS F-3 (SEC FILE NOS. 333-114504 AND 333-130632).

CONTENTS

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated November 7, 2013, entitled “VIRYANET REPORTS THIRD QUARTER 2013 RESULTS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	President and Chief Executive Officer

Date: November 7, 2013

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on November 7, 2013, entitled “VIRYANET REPORTS THIRD QUARTER 2013 RESULTS”.

Exhibit 99.1

ViryaNet Reports Third Quarter 2013 Results

Records 34% Year-over-Year Increase in Quarterly Revenue and Basic Earnings Per Share (EPS) of $0.07

WESTBOROUGH, MA November 7, 2013 - ViryaNet Limited (OTC QB:VRYAF), a leading provider of software solutions that optimize and allow for the continuous improvement of service processes for mobile workforces, today announced its financial results for the third quarter and nine months ended September 30, 2013.

Third Quarter 2013 Financial Highlights:

•	Revenues increased 34% to $2.8 million for the third quarter of 2013 compared to $2.1 million in same quarter last year

•	Third quarter 2013 net income rose to $306,000, representing basic earnings per share (EPS) of $0.07, compared to a loss of $83,000, or $0.02 per share, in the same period last year

•	Gross margin increased to 66.8% in the third quarter of 2013 compared to 53.6% in same quarter last year

•	Shareholders’ Equity is $2.1 million as of September 30, 2013, representing a 59% increase over $1.3 million as of December 31, 2012

“The pickup in quoting activity throughout 2013 thus far has resulted in stronger bookings in the quarter, and we are on pace to reach our growth objectives for the year,” stated Memy Ish-Shalom, President and Chief Executive Officer of ViryaNet. “We have received multiple orders from new customers in both the United States and Europe during the third quarter of 2013 through our direct sales and our channel partners. Additionally, we sold ViryaNet Performance Management to our existing customer base. The increase in licensing revenues was the key driver of our increased gross profit, expanded gross margins and significantly higher operating and net income from the period one year ago and sequentially from our second quarter. Our disciplined approach to scoping deals and unique positioning with our distribution and implementation partners supports our commitment to profitably growing the company.”

Mr. Ish-Shalom continued, “The demand for our solutions remains strong in the marketplace and we continue to pursue opportunities to proliferate throughout the market. We have increased visibility as to our opportunity set, or pipeline, as several existing customers are requesting additional licenses to accommodate business acquisitions they have made, and customers are expanding their rollouts and requesting more licenses. RFP (request for proposal) activity is up and we are receiving requests from prospects for more product demonstrations. Our comprehensive platform capabilities allow service organizations to improve productivity and reduce operational costs in mobile workforce operations, which aligns with global customer demands that require a proven solution to support increased levels of complexity and scalability. We remain confident that 2013 is tracking to plan and will be a year of solid growth for us.”

Third Quarter 2013 Financial Results

For the quarter ended September 30, 2013, ViryaNet reported total revenues of $2.8 million, a 34.4% increase from $2.1 million for the same period in 2012. License revenues for the three months increased to $332,000 compared to $30,000 in the same period of 2012. Maintenance and services revenues increased to $2.5 million compared to $2.1 million in the same period of 2012.

Gross profit was $1.9 million, or 66.8% gross margin, compared to $1.1 million gross profit, or 53.6% gross margin, in the third quarter of 2012. Total operating expenses in the third quarter of 2013 were approximately $1.5 million, compared to $1.2 million in the corresponding period of 2012. . Operating income for the third quarter of 2013 was $383,000 compared to an operating loss of $43,000 in the corresponding quarter of 2012.

Net income for the third quarter of 2013 was $306,000, or $0.07 basic and diluted earnings per share, as compared to a net loss of $83,000, or $0.02 basic and diluted loss per share, for the same period in 2012.

Third Quarter Operating Highlights:

•	ViryaNet received multiple orders from existing and new customers, including both licenses and services for ViryaNet’s flagship product line, ViryaNet G4, as well as for the Performance Management practice offering.

•	ViryaNet announced that EmiTel, the leading broadcasting infrastructure operator in Poland providing radio and TV services, has changed the way its work is organized with implementation of ViryaNet’s mobile workforce management solution (re-branded as FFA by GE); since the full-scale launch of FFA in August 2012, EmiTel has reduced its number of field technicians by more than 40% and the number of dispatchers by 45%.

•	ViryaNet announced that smartOPTIMO, a leading service provider in the field of metrology in Germany, selected ViryaNet’s mobile workforce management solution (re-branded as FFA by GE) because of its flexibility to model and support any business process; ESN, a GE implementation partner, will be responsible for the implementation, which includes integrating GIS and CRM systems with the ViryaNet mobile workforce management solution

Nine Month (Year-to-Date) 2013 Financial Results

For the nine months ended September 30, 2013, ViryaNet reported total revenues of $8.2 million, a 5.8% increase compared to $7.8 million for the same period in 2012. License revenues for the first nine months of 2013 increased by 15.7% to $751,000 compared to $649,000 in the same period of 2012. Maintenance and services revenues increased by 4.9% to $7.5 million compared to $7.1 million in the first nine months of 2012.

Gross profit was $5.2 million, or 63.3% gross margin, compared to $4.7 million gross profit, or 60.0% gross margin, in the first nine months of 2012. Total operating expenses year-to-date in 2013 were approximately $4.5 million compared to $4.0 million in the corresponding period of 2012. Operating income for the first nine months of 2013 was $686,000, compared to operating income of $659,000 in the corresponding quarter of 2012.

Year-to-date net income in 2013 was $651,000, which includes a gain on forgiveness of debt of $210,000, or $0.16 basic and $0.15 diluted earnings per share, compared to net income of $541,000, or $0.14 basic and $0.13 diluted earnings per share, for the same period in 2012.

Balance Sheet Summary

Cash and cash equivalents were approximately $268,000 as of September 30, 2013 compared to $335,000 as of December 31, 2012. ViryaNet’s short and long-term bank debt balance on September 30, 2013 was reduced by $323,000 to $980,000 as compared to $1.3 million as of December 31, 2012. A convertible note balance of $352,000 was fully retired as of September 30, 2013. Total shareholders’ equity was $2.1 million as of September 30 of 2013, a 58.8% increase, compared to $1.3 million as of December 31, 2012.

Mr. Ish-Shalom concluded, “Our total bookings in the third quarter of 2013 are 155% higher when compared with the same period in 2012 and up 59% sequentially from the second quarter. The increase in the size of opportunities in the pipeline, both direct and through partners, and with both existing and new customers, gives us the confidence that the third quarter momentum will continue for the remainder of 2013 and into 2014.”

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce Management™, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets’ most respected retailer, and North America’s largest auto insurer as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States and Israel. For more information visit our website or follow us on twitter.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for ViryaNet’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of ViryaNet’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s annual report on Form 20-F, filed on April 29, 2013, and the other reports filed by ViryaNet from time to time, with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

###

Press Contact:	Investor Contact:
Dolores Fallon	Peter Seltzberg
ViryaNet, Ltd	Hayden IR
508-490-8600, ext 5917	646-415-8972
Dolores.Fallon@viryanet.com	peter@haydenir.com

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2013	December 31, 2012
	Unaudited	Audited
Assets
CURRENT ASSETS:
Cash and cash equivalents	$268	$335
Restricted cash	181	164
Trade receivables	804	682
Other accounts receivable and prepaid expenses	225	216

Total current assets	1,478	1,397

NON - CURRENT ASSETS:
Severance pay fund	1,159	1,044
Long-term receivable	80	125
Other	38	38

Total non - current assets	1,277	1,207

PROPERTY AND EQUIPMENT, net	51	70

GOODWILL	6,516	6,516

Total assets	$9,322	$9,190

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit	$167	$160
Current maturities of long-term bank loans	317	646
Trade payables	294	360
Deferred revenues	3,016	2,809
Other accounts payable and accrued expenses	1,272	1,388
Convertible debt	—	352

Total current liabilities	5,066	5,715

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	496	497
Long-term deferred revenues	115	232
Long-term deferred rent payable	59	70
Accrued severance pay	1,518	1,374

Total long-term liabilities	2,188	2,173

SHAREHOLDERS’ EQUITY:
Share capital	5,076	4,817
Additional paid-in capital	116,153	116,297
Accumulated deficit	(119,161)	(119,812)

Total shareholders’ equity	2,068	1,302

Total liabilities and shareholders’ equity	$9,322	$9,190

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. U.S. dollars in thousands, except share and per share data)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Revenues:
Software licenses	$332	$30	$751	$649
Maintenance and services	2,472	2,056	7,482	7,131

Total revenues	2,804	2,086	8,233	7,780

Cost of revenues:
Software licenses	10	17	72	67
Maintenance and services	922	951	2,952	3,043

Total cost of revenues	932	968	3,024	3,110

Gross profit	1,872	1,118	5,209	4,670

Operating expenses:
Research and development	415	306	1,196	856
Selling and marketing	652	557	2,002	2,021
General and administrative	422	298	1,325	1,134

Total operating expenses	1,489	1,161	4,523	4,011

Income (loss) from operations	383	(43)	686	659

Other income (expense):
Financial income (expenses), net	(62)	(40)	(230)	(99)
Gain on forgiveness of debt (1)	—	—	210	—

Total other income (expense)	(62)	(40)	(20)	(99)

Income (loss) before taxes	321	(83)	666	560

Taxes on income	15	—	15	19

Net income (loss)	$306	$(83)	$651	$541

Basic income (loss) per share	$0.07	$(0.02)	$0.16	$0.14

Diluted income (loss) per share	$0.07	$(0.02)	$0.15	$0.13

Weighted average number of shares used in computation of basic income per share	4,081,798	3,899,611	4,053,730	3,880,593

Weighted average number of shares used in computation of diluted income per share	4,474,088	3,899,611	4,443,396	4,259,421

(1)	In July 2012 the Company and its convertible debt holder agreed to modify the convertible debt agreement between them such that under certain conditions, the Company would pay $270,000 of the original debt of $480,000 that was due in August 2013, in 12 equal monthly installments starting in July 2012, and if the Company pays all installments and the convertible debt holder does not convert any portion of the debt to shares, then upon payment by the Company of the final installment, the remaining outstanding $210,000 of the original debt of $480,000 will be forgiven. As the Company met all of the payment conditions and the debt holder did not convert the balance of the original debt to Ordinary Shares prior to payment of the last installment, which occurred in June 2013, the remaining outstanding principal balance of $210,000 was forgiven and recorded as gain from forgiveness of debt in the Company’s income statement, during the second quarter of 2013.